UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 10-Q


          [X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                  For the quarterly period ended March 31, 2002

                                       OR

            TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                        (Commission File Number 1-11965)

                            ICG COMMUNICATIONS, INC.
                 (Debtor-in-Possession as of November 14, 2000)
             (Exact names of registrant as specified in its charter)


                  Delaware                                84-1342022
       (State or other jurisdiction of         (IRS Employer Identification No.)
        incorporation or organization)

                            161 Inverness Drive West
                            Englewood, Colorado 80112
                    (Address of principal executive offices)

             Registrants' telephone numbers, including area codes:
                         (888)424-1144 or (303)414-5000


     Indicate by check mark whether the registrants (1) have filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrants were required to file such reports), and (2) have been subject to such filing requirements for the past 90 days. Yes X No____

     The number of outstanding common shares of ICG Communications, Inc. as of May 2, 2002 was 55,244,915.

                                TABLE OF CONTENTS




PART I ....................................................................... 3
      ITEM 1. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS .................... 3
              Consolidated Balance Sheets as of December 31, 2001 and March
               31, 2002 (unaudited)........................................... 3
              Consolidated Statements of Operations for the Three Months
               Ended March 31, 2001 and 2002 (unaudited)...................... 5
              Consolidated Statement of Stockholders' Deficit for the Three
               Months Ended March 31, 2002 (unaudited)........................ 6
              Consolidated Statements of Cash Flows for the Three Months
               Ended March 31, 2001 and 2002 (unaudited)...................... 7
              Notes to Consolidated Financial Statements
               (unaudited).................................................... 9
      ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
              AND RESULTS OF OPERATIONS ......................................16
      ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK......29

PART II ......................................................................30
      ITEM 1. LEGAL PROCEEDINGS ..............................................30
      ITEM 2. CHANGES IN SECURITIES ..........................................31
      ITEM 3. DEFAULTS UPON SENIOR SECURITIES ................................31
      ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITIES HOLDERS ..........31
      ITEM 5. OTHER INFORMATION ..............................................31
      ITEM 6. EXHIBITS AND REPORT ON FORM 8-K ................................31
              Exhibits .......................................................31
              Reports on Form 8-K ............................................31

                    ICG COMMUNICATIONS, INC. AND SUBSIDIARIES
                           Consolidated Balance Sheets
                December 31, 2001 and March 31, 2002 (Unaudited)

                                                         December 31,   March 31,
                                                             2001         2002
                                                         ------------ ------------
                                                              (in thousands)
Assets

Current assets:
  Cash and cash equivalents                              $   146,587  $    97,454
  Short-term investments available for sale (note 4)               -       10,684
  Trade receivables, net of allowance of $44 million
   and $28 million at December 31, 2001 and March 31,         42,365       56,373
   2002, respectively
  Other receivables                                              559          671
  Prepaid expenses and deposits                               13,559       17,367
                                                         ------------ ------------

   Total current assets                                      203,070      182,549

Property and equipment, net (note 5)                         531,187      520,216

Restricted cash                                                7,299        7,235
Investments                                                      100          100
Deferred financing costs, net of accumulated
 amortization of $2 million                                    3,050        2,869
Deposits                                                      10,459        8,458
                                                         ------------ ------------

Total Assets (note 1)                                    $   755,165  $   721,427
                                                         ============ ============
                                                                   (continued)

         See accompanying notes to consolidated financial statements.

                    ICG COMMUNICATIONS, INC. AND SUBSIDIARIES
               Consolidated Balance Sheets (Unaudited), Continued

                                                         December 31,   March 31,
                                                             2001         2002
                                                         ------------ ------------
                                                              (in thousands)
Liabilities and Stockholders' Deficit

Current liabilities not subject to compromise:
  Accounts payable                                       $     8,871  $    10,046
  Accrued liabilities                                         73,853       60,495
  Deferred revenue                                             9,067        8,654
                                                         ------------ ------------
   Total current liabilities not subject to compromise        91,791       79,195

Liabilities subject to compromise (notes 1 and 3)          2,729,590    2,740,616

Long-term liabilities not subject to compromise:
  Capital lease obligations                                   50,708       50,852
  Other long-term liabilities                                  1,088           60
                                                         ------------ ------------

Total liabilities                                          2,873,177    2,870,723

Preferred stock, at liquidation value:
  Redeemable preferred stock of subsidiary                   449,056      449,056
  Mandatorily redeemable preferred securities of ICG
   Funding                                                    92,336       92,336
  8% Series A Convertible Preferred Stock                    785,353      785,353
                                                         ------------ ------------
Total preferred stock                                      1,326,745    1,326,745

Stockholders' deficit:
  Common stock, $0.01 par value, 100,000,000 shares
   authorized;
   53,706,777 shares issued and outstanding                      537          537
  Additional paid-in capital                                 922,040      922,040
  Accumulated deficit                                     (4,367,334)  (4,398,618)
                                                         ------------ ------------
Total stockholders' deficit                               (3,444,757)  (3,476,041)

Commitments and contingencies (note 8)
                                                         ------------ ------------

Total Liabilities and Stockholders' Deficit (note 1)     $   755,165  $   721,427
                                                         ============ ============

         See accompanying notes to consolidated financial statements.

                    ICG COMMUNICATIONS, INC. AND SUBSIDIARIES
                      Consolidated Statements of Operations
             Three Months Ended March 31, 2001 and 2002 (Unaudited)

                                                             Three months ended
                                                                  March 31,
                                                         -------------------------
                                                             2001         2002
                                                         ------------ ------------
                                                          (in thousands, except
                                                             per share data)

Revenue                                                  $   136,397  $   112,171

Operating costs and expenses:
  Operating costs                                            112,562       67,378
  Selling, general and administrative expenses                30,696       27,602
  Depreciation and amortization                               15,989       19,626
  Other, net                                                      71           (6)
                                                         ------------ ------------
   Total operating costs and expenses                        159,318      114,600
                                                         ------------ ------------

Operating loss                                               (22,921)      (2,429)

Other income (expense):
  Interest expense (contractual interest of $60 million
   and $63 million not recorded during the three months
   ended March 31, 2001 and 2002, respectively)              (12,718)      (5,704)
  Reorganization expense, net (note 2)                       (17,686)     (23,291)
  Other income (expense), net                                    (32)         140
                                                         ------------ ------------
   Total other expense, net                                  (30,436)     (28,855)
                                                         ------------ ------------

Net loss                                                 $   (53,357) $   (31,284)
                                                         ============ ============

Net loss per share - basic and diluted                   $     (1.02) $     (0.58)
                                                         ============ ============

Weighted average number of shares outstanding - basic
  and diluted                                                 52,067       53,707
                                                         ============ ============

         See accompanying notes to consolidated financial statements.

                    ICG COMMUNICATIONS, INC. AND SUBSIDIARIES
                 Consolidated Statement of Stockholders' Deficit
                  Three Months Ended March 31, 2002 (Unaudited)
                                 (In Thousands)

                               Common Stock    Additional                   Total
                            ------------------  paid-in    Accumulated  Stockholders'
                             Shares   Amount    capital      deficit       deficit
                            -------- --------- ---------- ------------- -------------

Balances at January 1, 2002  53,707  $    537  $ 922,040  $ (4,367,334) $ (3,444,757)

Net loss                          -         -          -       (31,284)      (31,284)
                            -------- --------- ---------- ------------- -------------

Balances at March 31, 2002   53,707  $    537  $ 922,040  $ (4,398,618) $ (3,476,041)
                            ======== ========= ========== ============= =============

         See accompanying notes to consolidated financial statements.

                    ICG COMMUNICATIONS, INC. AND SUBSIDIARIES
                      Consolidated Statements of Cash Flows
             Three Months Ended March 31, 2001 and 2002 (Unaudited)

                                                             Three months ended
                                                                   March 31,
                                                         -------------------------
                                                             2001         2002
                                                         ------------ ------------
                                                              (in thousands)

Cash flows from operating activities:
  Net loss                                               $   (53,357) $   (31,284)
  Adjustments to reconcile net loss to net cash used
   by operating activities before reorganization items:
    Reorganization expense, net                               17,686       23,291
    Depreciation and amortization                             15,989       19,626
    Provision for uncollectible accounts                       4,363        2,425
    Interest capitalized and included in assets under
     construction                                               (400)        (132)
    Interest expense deferred and included in capital
     lease obligations                                             -        1,226
    Interest expense included in accumulated
     amortization of deferred financing costs                  2,364          178
    Other                                                         71            -
    Changes in operating assets and liabilities,
     excluding the effects of  reorganization items,
     dispositions and noncash transactions:
      Receivables                                            (22,988)     (16,546)
      Prepaid expenses and deposits                             (774)      (4,153)
      Accounts payable and accrued liabilities                 8,585      (13,354)
      Deferred revenue                                        (2,685)      (1,441)
                                                         ------------ ------------
  Net cash used by operating activities before
   reorganization items                                      (31,146)     (20,164)
    Reorganization items:
     Reorganization expense, net                             (17,686)     (23,291)
     Net gain on disposal of long-lived assets                     -       (2,954)
     Change in liabilities subject to compromise             (14,235)      15,073
     Change in post-petition restructuring accruals            1,423            -
                                                         ------------ ------------
Net cash used by operating activities                        (61,644)     (31,336)

Cash flows from investing activities:
  Acquisition of property and equipment                       (7,898)      (7,609)
  Change in prepaid expenses, accounts payable and
   accrued liabilities for acquisition of property
   and equipment                                                 295       (2,232)
  Proceeds from disposition of property, equipment
   and other assets                                               55        1,363
  Proceeds from sales of short-term investments
   available for sale                                          3,895            -
  Decrease (increase) in restricted cash                         (79)          64
  Decrease (increase) in long-term deposits                   (1,279)       2,001
  Purchase of short-term investments                               -      (10,684)
                                                         ------------ ------------
Net cash used by investing activities                         (5,011)     (17,097)
                                                                      (continued)

         See accompanying notes to consolidated financial statements.

                    ICG COMMUNICATIONS, INC. AND SUBSIDIARIES
          Consolidated Statements of Cash Flows (Unaudited), Continued

                                                             Three months ended
                                                                  March 31,
                                                         -------------------------
                                                             2001         2002
                                                         ------------ ------------
                                                              (in thousands)

Cash flows from financing activities:
  Payments of debt issuance costs                        $        (2) $         -
  Reorganization items:
    Principal payments on capital lease obligations
     subject to compromise                                    (1,801)        (700)
                                                         ------------ ------------
Net cash used by financing activities                         (1,803)        (700)
                                                         ------------ ------------

Net decrease in cash and cash equivalents                    (68,458)     (49,133)
  Cash and cash equivalents, beginning of period             196,980      146,587
                                                         ------------ ------------
Cash and cash equivalents end of period                  $   128,522  $    97,454
                                                         ============ ============

Supplemental disclosure of cash flows information of
  continuing operations:
    Cash paid for interest                               $     4,022  $     4,800
                                                         ============ ============
    Cash paid for income taxes                           $         -  $         -
                                                         ============ ============

         See accompanying notes to consolidated financial statements.

                    ICG COMMUNICATIONS, INC. AND SUBSIDIARIES
             Notes to Consolidated Financial Statements (Unaudited)

(1)   Business and Summary of Significant Accounting Policies

      (a) Organization and Description of Business

          ICG Communications, Inc., a Delaware corporation ("ICG"), and its subsidiaries are collectively referred to as the "Company". Prior to November 14, 2000, the Company's common stock was traded on the NASDAQ National Market ("NASDAQ") stock exchange. However, due to the bankruptcy filings described below, the NASDAQ halted trading of the Company's common stock on November 14, 2000 and delisted the stock on November 18, 2000.

          The Company provides voice, data and Internet communication services. Headquartered in Englewood, Colorado, the Company operates an integrated metropolitan and nationwide fiber optic infrastructure to offer:

          o Dial-Up Services, including primary rate interface and remote access services, on a wholesale basis to national and regional Internet service providers ("ISP"s).

          o Point-to-Point Broadband Service, providing traditional special access service to long-distance and long-haul carriers and medium to large sized corporate customers, as well as switched access and SS7 services.

          o Corporate Services, primarily retail voice and data services to businesses.

      (b) Basis of Presentation

          The accompanying financial statements should be read in conjunction with ICG's Annual Report on Form 10-K for the year ended December 31, 2001, as certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles ("GAAP") have been condensed or omitted pursuant to the rules and regulations of the United States Securities and Exchange Commission. The Company's interim financial statements are unaudited, but in the opinion of management, reflect all necessary adjustments, which are of a normal recurring nature. Operating results for the three months ended March 31, 2002 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2002.

          The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

          All  significant  intercompany  accounts  and  transactions  have been
          eliminated   in   consolidation.   Certain   2001  amounts  have  been
          reclassified to conform with the 2002 presentation.

      (c) Bankruptcy Proceedings

          On November 14, 2000 (the "Petition Date"), ICG and all of its subsidiaries, except certain non-operating entities, filed voluntary petitions for protection under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") in the Federal District of Delaware in order to facilitate the restructuring of the Company's debt, trade liabilities and other obligations. ICG and its subsidiaries who also filed for bankruptcy protection are collectively referred to as the "Debtors." The Debtors are currently operating as debtors-in-possession under the supervision of the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court").

          These consolidated financial statements have been prepared in accordance with AICPA Statement of Position ("SOP") 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code." Pursuant to SOP 90-7, an objective of financial statements issued by an entity in Chapter 11 is to reflect its financial evolution during the proceeding. For that purpose, the financial statements for periods including and subsequent to filing the Chapter 11 petition should distinguish transactions and events that are directly associated with

                    ICG COMMUNICATIONS, INC. AND SUBSIDIARIES
        Notes to Consolidated Financial Statements (Unaudited), Continued

          the reorganization from the ongoing operations of the business. Expenses and other items not directly related to ongoing operations are reflected separately in the consolidated statement of operations as reorganization expenses (see note 2).

          The filing of the Chapter 11 cases by the Debtors (i) automatically stayed actions by creditors and other parties in interest to recover any claim that arose prior to the commencement of the cases, and (ii) served to accelerate, for purposes of allowance, all pre-petition liabilities of the Company, whether or not those liabilities were liquidated or contingent as of the Petition Date. Pre-petition liabilities that are subject to compromise are reflected separately in the consolidated balance sheet (see note 3).

          Under the Bankruptcy Code, the Company may elect to assume or reject real estate leases, employment contracts, personal property leases, service contracts, and other unexpired executory pre-petition contracts, subject to Bankruptcy Court approval. The Company cannot presently determine with certainty the ultimate aggregate liability that will result from the filing and settlement of claims relating to such contracts which may be rejected.

          On December 19, 2001, the Debtors filed a proposed Plan of Reorganization and a Disclosure Statement in the Bankruptcy Court. The Debtors subsequently filed a First Amended Disclosure Statement on March 1, 2002 and a Second Amended Disclosure Statement on March 26, 2002, which was amended on April 3, 2002. (The Plan of Reorganization and the Disclosure Statement, as amended, are collectively referred to herein as the "Plan.") The Plan contemplates the conversion of the Debtors' existing unsecured debt into common equity in the post-bankruptcy, reorganized Company. The Plan also contemplates the issuance of new senior notes to the Debtors' existing secured lenders, the issuance of a new $25 million senior subordinated term loan which is subordinated to the Debtors' existing secured lenders, the issuance of $40 million in new unsecured convertible notes, and for the cancellation of all equity securities previously issued by the Debtors, including all common stock, preferred stock, options and warrants.

          A hearing on the adequacy of the Disclosure Statement was held in the Bankruptcy Court on April 3, 2002, at which time the Bankruptcy Court found the Disclosure Statement adequate and authorized the Company to submit the Plan to the Company's creditors for approval. It is anticipated that a confirmation hearing will be held in the Bankruptcy Court on May 20, 2002. Consummation of the Plan is contingent upon receiving final Bankruptcy Court approval, as well as the approval of certain classes of creditors.

          When the Plan is approved, the Company will apply "Fresh Start" reporting in accordance with GAAP and the requirements of SOP 90-7. Under Fresh Start reporting the reorganization value of the Company, which generally represents the going concern value, is determined by the Company with assistance from its financial advisors. Upon the effective date of the confirmation of the Plan, a new capital structure will be established and assets and liabilities, other than deferred taxes, will be stated at their relative fair values. Deferred taxes are determined in conformity with the Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes."

          The Company, assisted by its financial advisors, Dresdner Kleinwort & Wasserstein, Inc., evaluated the reorganization value of the Company in connection with the filing of the Plan. The reorganization value of the Company on a going concern basis was estimated to be between $350 million and $500 million. This evaluation of the Company resulted in a range of values for the new common equity of between approximately $102 million and $252 million. This range of reorganization values in the Plan indicates that a fair value adjustment to reduce the value of property and equipment of up to $220 million may be necessary. However, the Plan assumptions may differ from the actual business conditions at the date of emergence from bankruptcy. Therefore, the fair values assigned to assets and liabilities upon emergence from bankruptcy may also be different. The fair value adjustment to property and equipment, if any, will be recorded upon emergence from bankruptcy once the final enterprise value is determined. This value is derived by subtracting the Company's reorganization value from the projected funded debt on the pro forma balance sheet for the Company

                    ICG COMMUNICATIONS, INC. AND SUBSIDIARIES
        Notes to Consolidated Financial Statements (Unaudited), Continued

          on the date of emergence from bankruptcy. The valuation is based on numerous assumptions, including, among other things, the achievement of certain operating results, market values of publicly-traded securities of other similar companies, and general economic and industry conditions.

          No  assurance  can  be  given,  however,  that  the  Company  will  be
          successful  in   reorganizing   its  affairs  within  the  Chapter  11
          bankruptcy proceedings. Because of the ongoing nature of the reorganization cases, the outcome of which is not determinable until finally approved by the creditors and the Bankruptcy Court, the consolidated financial statements contained herein are subject to material uncertainties.

          The bankruptcy filing and the severe downturn in the telecommunications industry have had a significant negative effect on the Company's basic operations and its dealings with all third parties including its customers, vendors and employees. Significant amounts of both pre-petition and post-petition billings to customers and costs billed to the Company by vendors are in dispute. Some of these disputes have resulted in litigation as discussed in note 8. As a result, significant judgment is needed in determining the proper presentation and valuation of revenues and costs in the financial statements. The Company expects that negotiations with major customers and vendors to settle disputed amounts could involve a lengthy process. The Company cannot predict the possible outcome of such negotiations.

          Accordingly, the consolidated financial statements do not include adjustments to the recorded amounts or classification of assets or liabilities or reflect amounts that may ultimately be required to settle such contingencies or any other contingencies which may be required pursuant to the Company's Chapter 11 proceedings.

          The ability of the Company to continue as a going concern is dependent upon, but not limited to, the approval and confirmation of the Plan, access to adequate sources of capital, customer and employee retention, the ability to provide high quality services and the ability to sustain positive results of operations and cash flows sufficient to continue to fund operations. As a result of these and other uncertainties, there is substantial doubt about the Company's ability to continue as a going concern.

(2)  Reorganization Expense, Net

     In accordance with SOP 90-7 (see note 1), the Company has segregated and classified certain income and expenses as reorganization items. The following reorganization items were incurred during the three months ended March 31, 2001 and 2002, respectively:

                                                            Three Months Ended
                                                                 March 31,
                                                         -------------------------
                                                             2001         2002
                                                        ------------- ------------
                                                               (in thousands)

        Severance and employee retention costs           $    10,259  $       312
        Legal and professional fees                            6,451        3,708
        Switch site closure costs                              2,093          706
        Contract termination expenses                            472       21,554
        Net gain on disposal of long-lived assets                  -       (2,954)
        Interest income                                       (2,628)        (577)
        Other                                                  1,039          542
                                                         ------------ ------------
           Total                                         $    17,686       23,291
                                                         ============ ============

     The Company is required to reconcile recorded pre-petition liabilities with claims filed by its creditors with the Bankruptcy Court. Differences resulting from that reconciliation process are recorded as adjustments to pre-petition liabilities with an offset for significant items not relating to ongoing operations included in reorganization expense, net. During the three months ended March 31, 2002 the Company recorded an increase in pre-petition liabilities of $21 million for contract termination expenses. Of this, $19 million is related to a pre-petition contract for system

                    ICG COMMUNICATIONS, INC. AND SUBSIDIARIES
        Notes to Consolidated Financial Statements (Unaudited), Continued

     design and implementation. In the first quarter of 2002, in connection with its ongoing reconciliation of outstanding claims, the Company determinedthat this amount should be recognized as additional pre-petition liability. The Company also renegotiated certain capital leases to reduce the amount of equipment under lease, resulting in a net gain of $3 million in the first quarter of 2002.

(3)  Liabilities Subject to Compromise

     Pursuant to SOP 90-7 (see note 1), the Company has segregated and classified certain pre-petition obligations as liabilities subject to compromise. Liabilities subject to compromise have been recorded at the allowed claim amount. The following table sets forth the liabilities of the Company subject to compromise as of December 31, 2001 and March 31, 2002, respectively:

                                                         December 31,   March 31,
                                                             2001         2002
                                                         ------------ ------------
                                                               (in thousands)

        Unsecured long-term debt                         $ 1,968,781  $ 1,968,781
        Unsecured creditors                                  476,243      491,276
        Capital lease obligations, secured                   166,637      163,305
        Capital lease obligations, unsecured                  18,881       18,251
        Secured long-term debt                                85,503       85,503
        Priority creditors                                    13,545       13,500
                                                         ------------ ------------
                                                         $ 2,729,590  $ 2,740,616
                                                         ============ ============

     Liabilities to unsecured creditors increased primarily due to contract termination expenses recognized during the quarter ended March 31, 2002. Capital lease obligations, secured, decreased as a result of the Company having renegotiated in the first quarter of 2002 certain capital leases to reduce the amount of equipment under lease.

     As a result of the Company's bankruptcy proceedings, all prepetition contractual debt payments are suspended and subject to revised payment terms during the bankruptcy process on a case by case basis. As of March 31, 2001, the Company is in default with respect to all of its prepetition debt. All deferred financing costs have been written off, except the $3 million at March 31, 2002 that relates to the fully secured long-term debt (the "Senior Facility") of $85 million. The Company continues to accrue and make interest payments on the Senior Facility, as approved by the Bankruptcy Court. The payment of principal due under the Senior Facility has been stayed by the Bankruptcy Court.

     The Plan contemplates the conversion of the Debtors' existing unsecured debt into common equity in the post-bankruptcy, reorganized Company. The Plan also contemplates the issuance of a new $25 million senior subordinated term loan (the proceeds of which would be utilized to pay down the Senior Facility to a balance of $60 million), the restructuring of the Senior Facility with new terms and new notes, and the issuance of $40 million in new unsecured convertible notes.

(4)  Short-term Investments

     The Company invests in high-grade debt instruments with a maturity greater than three months, but less than one year. At March 31, 2002 short-term investments consist of U.S. Treasury securities that are considered available-for-sale. The estimated fair value of the short-term investments approximates cost.

                    ICG COMMUNICATIONS, INC. AND SUBSIDIARIES
        Notes to Consolidated Financial Statements (Unaudited), Continued

(5)  Property and Equipment

     Property and equipment, including assets held under capital leases, is comprised of the following:

                                                         December 31,   March 31,
                                                             2001         2002
                                                         ------------ ------------
                                                               (in thousands)

        Land                                             $     1,214  $     1,214
        Buildings and improvements                            50,358       50,512
        Furniture, fixtures and office equipment              33,593       34,178
        Machinery and equipment                               14,548       17,262
        Fiber optic equipment                                150,982      168,918
        Switch equipment                                     136,133      155,962
        Fiber optic network                                   90,137       89,170
        Site improvements                                     11,245       11,253
        Construction in progress                              95,415       63,706
        Assets held for sale                                   8,570        7,209
                                                         ------------ ------------
                                                             592,195      599,384
        Less accumulated depreciation                        (61,008)     (79,168)
                                                         ------------ ------------
                                                         $   531,187  $   520,216
                                                         ============ ============

     Property and equipment includes $64 million of equipment that has not been placed in service and $7 million of equipment that is being held for sale at March 31, 2002, and, accordingly, is not being depreciated.

     During the first quarter of 2002, the Company placed in service $42 million of property and equipment, primarily comprised of fiber optic and switch equipment, which relates primarily to five new circuit switch sites that were completed during the period.

(6)  Major Customer

     A significant amount of the Company's revenue is derived from long-term contracts with large customers, including one major customer (the "Customer"). Revenue from the Customer accounted for 10% and 26% of total revenue in the three months ended March 31, 2001 and 2002, respectively.

     Prior to the bankruptcy filing, the Company and the Customer developed a number of important and mutually valuable business relationships, governed by a plethora of contracts (collectively the "Pre-petition Agreements"). During the pendency of the Chapter 11 cases, both the Company and the Customer asserted various breaches of, and claims under, the Pre-petition Agreements. Following lengthy negotiations, the parties agreed to enter into a settlement resolving all of the claims and issues between the parties (the "Settlement Agreement") in order to continue a cooperative, mutually beneficial relationship and to avoid potentially costly litigation. The Settlement Agreement was approved by the Bankruptcy Court in June 2001.

     The Settlement Agreement contemplates the transfer of certain of the Company's assets with a net carrying value at March 31, 2002 of approximately $13 million and a remaining economic life of approximately 2 years. The transfer requires the approval by a major vendor whose approval is contingent upon acceptance of the Plan by the Bankruptcy Court. Further, the transfer requires approval by the secured lenders. Management believes that the release of pre-existing liens on this equipment by the secured lenders is remote. Therefore, the transfer of the assets has not been reflected in the financial statements as of March 31, 2002.

     At March 31, 2002 the Company had $145 million of deferred revenue related to an agreement, which was not part of the Settlement Agreement, to provide exclusive service to the Customer over designated portions of the Company's local fiber optic networks (see note 8).

                    ICG COMMUNICATIONS, INC. AND SUBSIDIARIES
        Notes to Consolidated Financial Statements (Unaudited), Continued

(7)  Settlement with SBC Communications, Inc.

     In January 2002, SBC Communications, Inc., on behalf of various subsidiaries (collectively "SBC") filed a motion in the Company's Bankruptcy case seeking permission to terminate the services it provides the Company pursuant to its interconnection agreements. SBC contended that the Company owed SBC in excess of $24 million related to past billing, and, as a result, should be entitled to terminate services and pursue an administrative claim for the alleged past due receivable. SBC also filed a motion in January 2002 objecting to the Company's Disclosure Statement on the grounds that it did not adequately provide sufficient information with respect to the Company's ability to pay its alleged obligations to SBC. The Company filed a response to SBC's motions stating that it did not owe a significant portion of the alleged past due amount. Additionally, the Company's response provided that SBC owed the Company more for services the Company provided SBC than the Company owed SBC. The Company retained legal counsel to defend itself against SBC's claims and pursue its counterclaims.

     On March 29, 2002 the Company and SBC entered into a settlement agreement regarding wholesale services provided by SBC and the Company to each other pursuant to the interconnection agreements. On April 30, the Bankruptcy Court issued an order approving the terms of the settlement. Pursuant to the terms of the settlement, the Company recorded a net $5 million of non-recurring reciprocal compensation revenue in the three months ended March 31, 2002. As no expenses were directly attributable to the settlement, none were recorded in the three months ended March 31, 2002.

     On May 10, 2002, the order became final and non-appealable. Only amounts allegedly owed for the retail services, which are not governed by the interconnection agreements, have yet to be resolved. The Company believes that the ultimate resolution of the remaining items relating to retail services will be immaterial to the Company's operating results.

(8)  Commitments and Contingencies

     As a result of the Company's filing for bankruptcy protection, all commitments and contingencies could be substantially modified during the Company's bankruptcy restructuring process.

     (a)  Network Capacity and Construction

          At March 31, 2002 the Company had $145 million of deferred revenue, which is included in liabilities subject to compromise, related to an agreement with the Customer to provide exclusive service over designated portions of the Company's local fiber optic networks. The Customer has not yet ordered from the Company, and the Company has not yet delivered, certain equipment and services required by this agreement. The Company is currently negotiating with the Customer to resolve the issue of future services. The Company recognized $2 million of revenue in the three months ended March 31, 2001 and 2002 relating to this agreement. The Company anticipates that the deferred revenue balance will be revalued in connection with Fresh Start based on the expected value of providing future services. The Plan as submitted reflects a deferred revenue balance of $52 million related to this agreement in the projected pro-forma reorganized balance sheet. The actual value of the deferred revenue after application of Fresh Start may differ.

     (b)  Other Commitments

          The Company has entered into various equipment and line purchase agreements with certain of its vendors. Under these agreements, if the Company does not meet a minimum purchase level in any given year, the vendor may discontinue certain discounts, allowances and incentives otherwise provided to the Company. In addition, either the Company or the vendor, upon prior written notice, may terminate the agreements.

                    ICG COMMUNICATIONS, INC. AND SUBSIDIARIES
        Notes to Consolidated Financial Statements (Unaudited), Continued

     (c)  Litigation

          During the third and fourth quarters of 2000, the Company was served with fourteen lawsuits filed by various shareholders in the Federal District Court for the District of Colorado. All of the suits were consolidated in October 2001 and an amended consolidated complaint was filed in February 2002. The consolidated amended complaint names as defendants the Company's former CEO, J. Shelby Bryan, the Company's former President, William S. Beans, Jr. and the Company's former CFO, Harry R. Herbst. The consolidated amended complaint seeks unspecified damages for alleged violations of Rules 10(b) and 20(a) of the Securities Exchange Act of 1934. The complaints seek class action certification for similarly situated shareholders. At this time, the Company is not a defendant as all claims against the Company have been stayed pursuant to the Company's filing for bankruptcy.

          In January 2001, certain shareholders of ICG Funding, a wholly owned subsidiary of the Company, filed an adversary proceeding in the United States Bankruptcy Court against the Company and ICG Funding. In April 2001, the Company and ICG Funding finalized a settlement agreement with the shareholders, which has been approved by the Bankruptcy Court. Under the terms of the settlement, the shareholders received approximately two thirds of the funds in the escrow account and the Company received the remaining one third of the escrowed funds, subject to certain contingencies and holdbacks related to shareholders that did not participate in the settlement.

          The Company is a party to certain other litigation that has arisen in the ordinary course of business. In the opinion of management, the ultimate resolution of these matters will not have a material adverse effect on the Company's financial condition, results of operations or cash flows.

     (d)  Line Cost Disputes

          The Company significantly reduced facilities leased from other local exchange carriers ("LEC"s) throughout the year ended 2001. In addition, these facilities providers changed ICG's billing account numbers ("BANs") throughout the year in an attempt to segregate pre- and post-petition billing activity. Frequently, disconnected services were not reflected on ICG's invoices or not reflected in a timely manner, resulting in inaccurate invoices and significant disputes. The assignment of new BANs frequently resulted in incorrect balances being carried forward on invoices. As a result of these and other types of billing issues, the Company is in negotiations with these providers regarding amounts owed by the Company for leased facilities. The Company believes line cost expenses and related accrued liabilities are properly stated and, where appropriate, adequate reserves provided.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This section and other parts of this Report contain "forward-looking statements" intended to qualify as safe harbors from liability as established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because the context of the statements include words such as "intends," "anticipates," "expects," "estimates," "plans," "believes" and other similar words. Additionally, statements that describe the Company's future plans, objectives or goals also are forward-looking statements. All forward-looking statements are subject to certain risks and uncertainties that could cause actual results or outcomes to differ materially from those currently anticipated. Factors that could affect actual results include, but are not limited to, the following:

     o The material uncertainty of the Company's ability to continue as a going concern due to the filing for protection under bankruptcy law;

     o    The approval and confirmation of a plan of reorganization;

     o The significant amount of indebtedness incurred by the Company and the Company's ability to successfully restructure this indebtedness within the bankruptcy proceeding;

     o The existence of historical operating losses and the possibility of continued operating losses;

     o The Company's ability to achieve and sustain a level of operating profitability sufficient to fund its business;

     o    The   Company's   ability   to   successfully    maintain   commercial
          relationships with its critical vendors and suppliers;

     o The Company's ability to retain its major customers on profitable terms;

     o    The extensive competition the Company will face;

     o The Company's ability to attract and retain qualified management and employees;

     o The Company's ability to access capital markets in a timely manner, at reasonable costs and on satisfactory terms and conditions;

     o Changes in, or the Company's inability to comply with, existing government regulations; and,

     o General economic conditions and the related impact on demand for the Company's services.

     These forward-looking statements speak only as of the date of this Quarterly Report. The Company does not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Although the Company believes that its plans, intentions and expectations reflected in or suggested by the forward-looking statements made in this Quarterly Report are reasonable, there is no assurance that such plans, intentions or expectations will be achieved.

     The results of operations for the three months ended March 31, 2001 and 2002 represent the consolidated operating results of the Company. (See the unaudited consolidated financial statements of the Company for the three months ended March 31, 2002 included elsewhere herein.) The terms "fiscal" and "fiscal year" refer to the Company's fiscal year ending December 31. All dollar amounts are in U.S. dollars.

REORGANIZATION AND EMERGENCE FROM BANKRUPTCY

     During the second half of 2000, a series of financial and operational events negatively impacted ICG and its subsidiaries. These events reduced the Company's expected revenue and cash flow generation for the remainder of 2000 and 2001, which in turn jeopardized the Company's ability to comply with its existing senior secured credit facility (the "Senior Facility"). As a result of these and other events, on November 14, 2000 (the "Petition Date") ICG and most of its subsidiaries (except for certain non-operating entities), filed voluntary petitions for protection under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") in the Federal Court for the District of Delaware (the "Bankruptcy Court"). The filings were made in order to facilitate the restructuring of the Company's debt, trade liabilities and other obligations. The Company and its filing subsidiaries are currently operating as debtors-in-possession under the supervision of the Bankruptcy Court.

     Under the Bankruptcy Code, the rights and treatment of pre-petition creditors and shareholders will be substantially altered. As a result of these bankruptcy proceedings, virtually all liabilities, litigation and claims against the Company that were in existence as of the Petition Date are stayed unless the stay is modified or lifted or payment has been otherwise authorized by the Bankruptcy Court. Because of the bankruptcy filings, all of the Company's liabilities incurred prior to the Petition Date, including certain secured debt, are subject to compromise. At this time, it is not possible to predict with certainty the outcome of the Chapter 11 cases in general, the effects of such cases on the Company's business, or the effects on the interests of creditors.

     On December 19, 2001, the Company and its debtor subsidiaries filed a proposed Plan of Reorganization and a Disclosure Statement in the Bankruptcy Court. The Company subsequently filed a First Amended Disclosure Statement on March 1, 2002 and a Second Amended Disclosure Statement on March 26, 2002, which was amended on April 3, 2002. (The Plan of Reorganization and the Disclosure Statement, as amended, are collectively referred to herein as the "Plan.")

     A hearing on the adequacy of the Disclosure Statement was held in the Bankruptcy Court on April 3, 2002, at which time the Bankruptcy Court found the Disclosure Statement adequate and authorized the Company to submit the Plan to the Company's creditors for approval. It is anticipated that a confirmation hearing will be held in the Bankruptcy Court on May 20, 2002. Consummation of the Plan is contingent upon receiving final Bankruptcy Court approval, as well as the approval of certain classes of creditors.

     In general,  the Plan provides for the Company's  capital  restructuring by
(i) reducing the Senior Facility by $25 million using the proceeds of a new senior subordinated term loan and exchanging the balance of the Senior Facility (approximately $60 million) into new secured debt (the "Secured Notes") and (ii) converting general unsecured claims (as defined by the Plan), which include the claims of the publicly held unsecured debentures, into approximately 8 million new shares of common stock of the reorganized ICG (the "New Common Shares"). Additionally, the Company intends to issue approximately $40 million of new convertible notes that will be convertible into New Common Shares. Under the Plan, there will be no recovery for holders of existing preferred or common equity securities of the Company, whose interests will be cancelled.

     The Company's management, assisted by its financial advisors, Dresdner Kleinwort & Wasserstein, Inc., evaluated the reorganization value of the Company in connection with the filing of the Plan. The reorganization value of the Company on a going concern basis was estimated to be between $350 million and $500 million. This evaluation of the Company resulted in a range of values for the new common equity of between approximately $102 million and $252 million. The Plan as submitted reflects a reorganization value of $413 million, which includes a valuation of the new common equity totaling $165 million.

CRITICAL ACCOUNTING POLICIES

     Management's Discussion and Analysis of Financial Condition and Results of Operations discusses the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

     On an ongoing basis, management evaluates its estimates and judgments, including those related to revenue recognition, uncollectible accounts receivable, long-lived assets, operating costs and accruals, reorganization costs, litigation and contingencies. Management bases its estimates and judgments on historical experience, current economic and industry conditions and on various other factors that are believed to be reasonable under the circumstances. This forms the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Management believes the following critical accounting policies affect the more significant judgments and estimates used in the preparation of its consolidated financial statements.

     Long-Lived Assets

     The Company provides for the impairment of long-lived assets, including goodwill, pursuant to Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", which requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Such events include, but are not limited to, a significant decrease in the market value of an asset, a significant adverse change in the business climate that could affect the value of an asset or a current period operating or cash flow loss combined with a history of operating or cash flow losses. An impairment loss is recognized when estimated undiscounted future cash flows, before interest, expected to be generated by the asset are less than its carrying value. Measurement of the impairment loss is based on the estimated fair value of the asset, which is generally determined using valuation techniques such as the discounted present value of expected future cash flows, appraisals or other pricing models as appropriate.

     The Company recognized impairments of long-lived assets of approximately $1.7 billion and $28 million during the years ended December 31, 2000 and 2001, respectively. The Company expects to recognize a further write-down in the value of long-lived assets of up to $220 million upon emergence from bankruptcy.

     Financial Reporting by Entities in Reorganization under the Bankruptcy Code

     These consolidated financial statements have been prepared in accordance with AICPA Statement of Position ("SOP") 90-7. Pursuant to SOP 90-7, an objective of financial statements issued by an entity in Chapter 11 is to reflect its financial evolution during the proceeding. For that purpose, the consolidated financial statements for periods including and subsequent to filing the Chapter 11 petition should distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Expenses and other items not directly related to ongoing operations are reflected separately in the consolidated statement of operations as reorganization expenses. Reorganization expenses were $18 million and $23 million, net of a gain of $3 million in 2002, during the three months ended March 31, 2001 and 2002, respectively.

     Upon confirmation of the Plan, the Company will apply "Fresh Start" reporting in accordance with generally accepted accounting principles ("GAAP") and the requirements of SOP 90-7 "Financial Reporting by Entities in Reorganization under the Bankruptcy Code." Under Fresh Start reporting the reorganization value of the Company, which generally represents the going concern value of the Company, is ultimately determined pursuant to the approval of the Company's Plan by the Company's creditors and the Bankruptcy Court. Upon the effective date of the Plan (hereinafter, the "Effective Date"), a new capital structure will be established and assets and liabilities, other than deferred taxes, will be stated at their relative fair values. Deferred taxes are determined in conformity with SFAS No. 109, "Accounting for Income Taxes."

     As of the Effective Date, it is anticipated that approximately $2.5 billion of unsecured creditor and debt liabilities will be discharged for new equity with an estimated value of approximately $160 million. In addition, the existing outstanding preferred and common stock, including warrants and options, will be extinguished. (See Liquidity and Capital Resources section.)

COMPANY OVERVIEW

     ICG is a facilities-based, nationwide communications provider focused on providing data and voice services to Internet service providers ("ISPs"), telecommunication carriers and corporate customers. ICG is a competitive local exchange carrier ("CLEC") certified in most of the United States, having interconnection agreements with every major local exchange carrier. ICG's facilities support three product offerings: (i) Dial-Up Services, providing wholesale managed modem connection to ISPs and other carriers; (ii) Point-to-Point Broadband, or special access service, providing dedicated broadband connections to other carriers, as well as SS7 and switched access services; and (iii) Corporate Services, providing voice and data services to corporate customers with an emphasis on Dedicated Internet Access ("DIA") services.

o Dial-Up Services: The Company provides primary rate interface ("PRI") ports (one and two way) and managed modem services ("IRAS") to many of the largest national ISPs and other telecommunications carriers, as well as to numerous regional ISPs and other communication service companies. Most of these services are on-switch through the Company's owned facilities. Before the related reciprocal compensation, revenue from these services accounted for 39% of the Company's total first quarter 2002 revenue. Associated reciprocal compensation revenue accounted for 16% of the Company's revenue.

o Point-to-Point Broadband Service: The Company provides dedicated bandwidth to connect (i) long-haul carriers to local markets, large corporations and other long-haul carrier facilities and (ii) large corporations to their long-distance carrier sites and other corporate locations. Special access sales are focused in areas where ICG maintains local fiber and buildings on-net or in close proximity. Point-to-Point Broadband service also includes switched access and SS7 services. Point-to-Point Broadband service accounted for 27% of the Company's total first quarter 2002 revenue.

o Corporate Services: The Company offers Internet access, data and voice service to corporate customers. ICG is well positioned to expand this service with its metropolitan asset base, data network infrastructure, and Internet experience. Corporate Services accounted for 18% of total first quarter 2002 revenue.

     To provide its service  offerings,  ICG  combines  its 5,542 route miles of metropolitan and regional fiber network infrastructure, nationwide data backbone, data POPs, 25 asynchronous transfer mode ("ATM") switches, numerous private and public Internet peering arrangements and 47 voice and data switches. The Company's data network is supported by a nationwide fiber optic backbone currently operating at OC-12 capacity. The design of the physical network permits the Company to offer flexible, high-speed telecommunications services to its customers.

     The metropolitan and regional network infrastructure consists of fiber optic cables and associated advanced electronics and transmission equipment. The Company's network is generally configured in redundant synchronous optical network ("SONET") rings to make the network accessible to the largest concentration of telecommunications intensive business customers within a given market. This network architecture also offers the advantage of uninterrupted service in the event of a fiber cut or equipment failure, thereby resulting in limited outages and increased network reliability in a cost efficient manner.

LIQUIDITY AND CAPITAL RESOURCES

Capital Resources

     Reorganized Capital Structure

     Under the Company's proposed Plan, the senior secured financing facility ("Senior Facility") will be restructured with new terms and new notes (the "Secured Notes"), which will be issued to the lenders. The balance due on the Secured Notes will be approximately $60 million. In addition, the Plan is premised upon obtaining $65 million of new exit financing comprised of three components: (i) a $25 million new senior subordinated secured term loan (the "Senior Subordinated Term Loan"), the proceeds of which will be utilized to partially repay the Senior Facility; (ii) the issuance by the Company of $40 million of new unsecured convertible notes (the "Convertible Notes"), the proceeds of which will be utilized by the Company for general working capital and corporate purposes; and (iii) the Secured Notes. (The Senior Subordinated Term Loan, the Convertible Notes and the Secured Notes are collectively referred to as the "Exit Financing".)

     As proposed in the Company's Plan, the Senior Subordinated Term Loan will be arranged by Cerberus Capital Management, L.P. ("CCM") and the Convertible Notes will be purchased by a group of institutions with CCM being the predominant investor. Among other terms and conditions, the Senior Subordinated Term Loan (i) shall be subordinated to the Secured Notes, (ii) shall be secured by liens on substantially all assets of the Company, junior to the liens securing the Secured Notes, (iii) shall mature four (4) years from the Effective Date, (iv) shall have no amortization prior to maturity, and (v) shall bear interest at the rate of fourteen percent (14%) per annum, payable monthly in arrears.

     Among other terms and conditions, the Convertible Notes shall: (i) be unsecured, (ii) be subordinated to the Secured Notes and the Senior Subordinated Term Loan, (iii) shall be convertible at any time into 2,250,000 new common shares, and (iv) shall be issued with non-detachable shares of preferred stock of the reorganized ICG with an aggregate liquidation preference of $10,000. The holders of the Convertible Notes will have voting rights equivalent to the voting rights of the holders of the New Common Shares on an as converted basis. In addition, subject to certain percentage ownership requirements, the Convertible Notes will entitle CCM to appoint five (5) directors to the reorganized Company's Board of Directors, W. R. Huff Asset Management Co. L.L.P. to appoint two (2) directors and Morgan Stanley & Co., on behalf of the Company's unsecured creditors, will be entitled to select one board member. The Company's current CEO, Mr. Randall Curran, will serve as Chairman of the Board of Directors. In addition, certain corporate actions will require the approval of a supermajority of the Board.

     The proposed Exit Financing is contingent upon the Company consummating its Plan, which will include obtaining the necessary approvals from the Bankruptcy Court and the Company's creditors. The Plan contains the endorsement of the Company's official committee of unsecured creditors and their recommendation that the creditors vote to accept the Plan; however, there is no assurance that the Bankruptcy Court and the Company's creditors will approve of the proposed Plan. Additionally, the Exit Financing remains subject to a number of conditions precedent, including the completion of final documentation, the absence of any material adverse change in the Company's business or financial condition and the absence of any material disruption in the financial markets.

     The following table, Condensed Capital Structure, compares the capital structure of the Company as of March 31, 2002, as reported in the Company's interim unaudited financial statements, with the projected pro forma reorganized capital structure of the reorganized ICG upon confirmation of the Plan. Amounts presented below as the Projected Pro Forma elements of the reorganized ICG's capital structure are taken from the Company's Plan that assumes an effective date of confirmation of the Plan of April 30, 2002.

                           Condensed Capital Structure

                                                                 Projected Pro
                                                   Actual            Forma
                                              ----------------    Reorganized
                                               March 31, 2002    April 30, 2002
                                                        (in thousands)
                                              ----------------  ----------------
     Capital lease obligations:
       Corporate headquarters                 $        50,852   $        50,902
       Other                                          181,556            47,738
                                              ----------------  ----------------
         Total capital lease obligations              232,408            98,640
     Secured long-term debt
       Senior facility                                 84,574                 -
       Secured Notes                                        -            59,574
       Other secured debt                                 929            24,463
                                              ----------------  ----------------
         Total secured long-term debt                  85,503            84,037

     Senior Subordinated Term Loan                          -            25,000
     Convertible Notes, net of $5 million of
       debt discount                                        -            35,000
     Unsecured long-term debt                       1,968,781                 -
                                              ----------------  ----------------
     Total debt                                     2,286,692           242,677

     Preferred stock                                1,326,745                 -
     Stockholders' equity (deficit)                (3,476,041)          165,000
                                              ----------------  ----------------
     Total debt and stockholders' equity      $       137,396   $       407,677
                                              ================  ================

     The Company has received commitment letters for the Exit Financing, however, these commitments remain subject to a number of conditions precedent, including without limitation (i) completion of final documentation and (ii) absence of any material adverse change in the Company's business or material disruption in the financial markets. There can be no assurance that these conditions will be satisfied (or waived), and if not, the Company will not obtain the financing provided thereby.

     As stated above, the Plan is premised upon reorganized ICG obtaining the Exit Financing. In the event the Company does not obtain such financing, the Company's ability to execute its Plan and meet future commitments will be materially adversely impacted.

     Capital lease obligations primarily include long-term leases for certain fiber facilities and the headquarters building and are projected to total $98.6 million at the Effective Date. The effective interest rate is assumed to average 14.8% per annum for fiber leases and 11.7% per annum for the building.

     The Secured Notes are projected to have a principal balance of $60 million outstanding as of the Effective Date. Interest on the Secured Notes will be accrued as a premium over LIBOR or a premium over the bank's prime rate and will be payable monthly in arrears. If outstanding at March 31, 2002 the rate payable is estimated to have been 8.0% per annum. The principal balance of the Secured Notes is projected to begin amortizing in 2003 and will mature in 2005.

     The $25 million Senior Subordinated Term Loan will accrue interest at 14% and will be payable monthly in arrears. The Senior Subordinated Term Loan will mature in four years. In addition, warrants to purchase 200,000 New Common shares of the reorganized ICG will be issued in connection with the Senior Subordinated Term Loan. The warrants will have an exercise price equal to the reorganization value assigned to the Company and will expire, if unexercised, on the fifth anniversary of Effective Date.

     The $40 million of Convertible Notes will be convertible into 2,250,000 New Common Shares of the reorganized ICG at the Effective Date. This effective conversion price (i.e. $17.78 per share) is 11.1% below the value of the New Common shares as of the Effective Date (i.e. $20.00 per share) representing a $5 million value associated with the conversion rights. Interest will accrue at the rate of 11% per annum compounded quarterly and will be paid in the form of additional Convertible Notes and conversion rights. Payments on Convertible Notes, to the extent not converted, will mature on the seventh anniversary of the Effective Date. The $5 million value of the initial conversion rights associated with the Convertible Notes has been established as debt discount with a corresponding increase to additional paid in capital of stockholders' equity to reflect the impact of such beneficial conversion feature in the accompanying table.

     The Secured Notes and the Senior Subordinated Term Loan will require the Company to meet certain financial covenants. The financial covenants will include minimum EBITDA requirements and capital expenditure limitations. The covenants will also require that the Company maintain a minimum cash balance calculated as a ratio to the outstanding balance of the Secured Notes. Certain of these financial covenants will be established based on the Company's projected financial results set forth in the Plan. The Company's Plan, however, is based on the good faith assumptions and projections of management, which are inherently uncertain. Actual results could differ materially from the Company's Plan, which in turn could negatively impact the Company's compliance with the financial covenants.

     Additionally, the minimum cash covenant will be established by the secured lenders without reference to the Company's financial projections. Based on the Company's current EBITDA projections, and assuming the Company does not raise additional funds, or cut its projected capital spending, the Company would need to request a modification or waiver with respect to the minimum cash coverage ratio covenant by the fourth quarter of 2003. Management anticipates that the Company's business plan provides sufficient flexibility to reduce spending as appropriate to remain in compliance with this covenant. New sources of capital may also be available beyond that which is currently projected by management. There is no assurance, however, that these objectives can be realized, or that the Company will be able to secure additional capital or alternative financing. In such event, the secured lenders could declare a default and take certain actions that would require the Company to accelerate repayment.

     Other secured debt as of the Effective Date consists primarily of notes issued to vendors and taxing authorities and are projected to have a principal balance totaling $24.5 million. Associated interest expense is projected at 7.0% to 10% per annum, payable monthly.

     Other Sources of Funding

     The Company had cash and cash equivalents of $97 million at March 31, 2002.
The  Company   also  had  $11  million  of   short-term   investments   held  as
available-for-sale at March 31, 2002.

     The Company expects that the demand for telecommunication services will grow and, notwithstanding the current downturn in the general economy and specifically the telecommunications industry, that it will be able to increase its relatively small share of the markets it serves. The Company also believes that as the Company's revenues grow, cash provided by operating activities will increase. The Company anticipates that it will be able to refinance all or a portion of the amounts due at the term of the respective facilities.

Capital Commitments

     Capital Expenditures

     Capital expenditures are projected to be approximately $98 million in 2002 and $500 million through 2005. An estimated 25% to 35% of the expenditures in 2002 will be incurred to maintain the current functionality of the network infrastructure and information and business support systems, such as software upgrades and replacement of physically obsolete equipment. Capital expenditures, exclusive of amounts required to maintain the current functionality will be driven by customer demand for the Company's services. If customer demand for new services does not meet the expectation of the Plan, capital expenditures will be proportionally reduced.

     The Company also has available capacity on its data backbone and in its modem banks. It is the Company's objective to use this capacity to generate future revenue streams.

Assessment of Risks and Uncertainty

     Availability of Financing

     The Company believes that cash and short-term investments should enable the Company to fund operations into 2004, when the Company plans to refinance the Secured Notes. There can be no assurance, however, that such resources will be sufficient for anticipated or unanticipated working capital and capital expenditure requirements, or that the Company will achieve or sustain profitability or positive EBITDA in the future, which will allow it to maintain cash reserve or attract capital with which to refinance the Secured Notes.

     As stated above, the Plan is premised upon the reorganized ICG obtaining the Exit Financing on the Effective Date. In the event the Company does not obtain such financing, the Company's ability to execute its business plan and meet future commitments will be materially adversely impacted.

     Business Environment

     The general economic downturn and the severe downturn in the telecommunications industry have resulted in an increased risk to the Company in the form of exposure to credit risk from existing customers, increased churn (especially in Point-to-Point Broadband services) and oversupply of backbone and other services, creating increased pricing pressures.

     Due to the impacts of a slowing economy, which has resulted in customers going out of business, filing bankruptcy or looking for opportunities to cut costs, the Company has experienced an acceleration of customers disconnecting services that has resulted in downward pressure on revenue. In addition, customers are taking longer to make buying decisions, lengthening the sales cycle. During the first quarter 2002, $2 million of recurring revenue was eliminated due to customer disconnections.

     Management believes that such pressure will continue to negatively impact revenue performance for the first half of 2002 and possibly longer. Approximately 4% of the Company's March, 2002 recurring revenue was earned from customers who had filed for Chapter 11 bankruptcy protection as of April 30, 2002. Other customers of the Company have been adversely affected by overall industry trends and may also be experiencing financial difficulties. The Company anticipates further disconnections due to customers optimizing their existing networks, continued cost cutting efforts, and additional customer bankruptcies or other financial difficulties. There is no assurance that the Company will be able to replace lost revenue with new revenue from sales.

     Additional factors that could negatively impact the Company's margins in a slowing economy includes below-cost pricing by some competitors to increase short-term cash flow. In addition, pricing pressure from long-haul providers could impact pricing of inter-city point-to-point services. However, the Company believes that its margins will be improved by its ability to sell services on its extensive networks that extend beyond the highly competitive routes.

     Reciprocal compensation revenue is primarily associated with the Company's Dial-Up revenue and represents compensation from other local exchange carriers ("LEC"s) for local exchange traffic originated on another LEC's facilities and terminated on the Company's facilities. Reciprocal compensation rates are established by interconnection agreements between the parties. In most states in which the Company provides services, regulatory bodies have established lower traffic termination rates than the rates provided under the Company's interconnection agreements. As a result, future rates will likely be lower than the rates under the expiring interconnection agreements. In addition, a 2001 FCC ruling on reciprocal compensation for ISP-bound traffic reduced rates in 2001 and will further reduce rates in January 2002 and June 2003. The ruling also capped the number of minutes that can be billed for ISP-bound traffic. An appeal of the ruling was filed in February 2002 and a decision is expected in mid-2002. Reciprocal compensation represented 13% and 16% of revenue in the three months ended March 31, 2001 and 2002, respectively. The Company believes that the revenue earned from reciprocal compensation will be significantly reduced in future years.

     The immense capital investments made in the telecommunications industry have created an oversupply of network infrastructure which, combined with rapid technological advancements that have the potential to reduce operating costs and intense competition from numerous participants in most of the Company's markets, have resulted in significant pricing pressure in each of the Company's main service areas. While the Company believes it is price competitive overall, it cannot predict the extent of further pricing pressures and potential adverse impacts to future operating results.

     Loss of significant customer

     The Company has substantial business relationships with a few large customers. For the three months ended March 31, 2001, and 2002, the top ten customers accounted for 44% and 55%, respectively, of total revenue. The
Company's largest customer accounted for 10% and 26% of total revenue in the three months ended March 31, 2001, and 2002, respectively. In the first quarter of 2002 the companies that individually represented more than 5% of total revenue were Qwest Communications, Inc. and UUNet (a division of WorldCom, Inc.).

Off Balance Sheet Financing

     The Company has no off balance sheet financing other than long term commitments for operating leases and rents.

Historical Cash Activities

Net Cash Used By Operating Activities

     The Company's operating activities used $62 million and $31 million in the three months ended March 31, 2001 and 2002, respectively. The Company's operating activities before reorganization items used $31 million and $20 million in 2001 and 2002, respectively. Net cash used by operating activities is primarily due to losses from continuing operations and decreases in working capital, offset by non-cash charges such as depreciation and amortization, provision for uncollectible accounts and deferred interest expense.

     Operating reorganization items represent primarily non-cash items incurred during the bankruptcy process and are comprised primarily of changes in liabilities subject to compromise and post-petition accruals directly related to the restructuring.

Net Cash Used By Investing Activities

     Investing activities used $5 million and $17 million in the three months ended March 31, 2001 and 2002, respectively. Net cash used by investing activities is primarily comprised of cash purchases of property and equipment, buying and selling of short-term investments and fluctuations in long-term deposit balances.

Net Cash Used By Financing Activities

     Financing activities used $2 million and $1 million in the three months ended March 31, 2001 and 2002, respectively. Cash used by financing activities in 2001 and 2002 represents primarily principal payments on capital lease obligations that are subject to compromise.

     The Company continues to make interest-only payments on the Senior Facility balance as approved by the Bankruptcy Court. The payment of principal due under the Senior Facility has been stayed by the Bankruptcy Court. The Company anticipates that in connection with the Exit Financing proposed in its Plan (see "Reorganized Capital Structure" under "Liquidity and Capital Resources"), the Company will repay $25 million on or about the Effective Date, and the remaining $60 million will be replaced with the Secured Notes.

     As of March 31, 2002, the Company had an aggregate accreted value of approximately $2 billion outstanding under the 13 1/2% Senior Discount Notes due 2005, the 12 1/2% Senior Discount Notes due 2006, the 11 5/8% Senior Discount Notes due 2007, the 10% Notes and the 9 7/8% Notes. It is anticipated that this debt will be discharged pursuant to the confirmation of the Company's Plan.

     As of March 31, 2002, an aggregate amount of approximately $1.3 billion was outstanding under the 6 3/4% Preferred Securities, the 14% Preferred Stock, the 14 1/4% Preferred Stock and the 8% Series A Convertible Preferred Stock. It is anticipated that the preferred stock will be extinguished pursuant to the confirmation of the Company's Plan.

     The proposed Exit Financing is entirely contingent upon the Company consummating its Plan, which will include obtaining the necessary approvals from the Bankruptcy Court and the Company's creditors. The Plan contains the endorsement of the Company's official committee of unsecured creditors and their recommendation that the creditors vote to accept the Plan; however, there is no assurance that the Bankruptcy Court and the Company's creditors will approve of the proposed Plan. Additionally, the Exit Financing remains subject to a number of conditions precedent, including the completion of final documentation, the absence of any material adverse change in the Company's business or financial condition and the absence of any material disruption in the financial markets.

Capital Expenditures

      The Company's capital expenditures, which represent assets acquired with cash, were $8 million for the three months ended March 31, 2001 and 2002.

RESULTS OF OPERATIONS

     The following table provides a breakdown of revenue, operating costs and selling, general and administrative expenses for the Company for the periods indicated. The table also shows certain revenue, expenses, operating loss, and EBITDA as a percentage of the Company's total revenue.

                                                  Financial Data
                                           Three months ended March 31,
                               -----------------------------------------------------
                                         2001                       2002
                               -------------------------- --------------------------
                                     $            %             $            %
                               -------------------------- --------------------------
                                                   (unaudited)
                                             ($ values in thousands)
Statement of Operations Data:
Revenue                            136,397          100       112,171          100
Operating costs                    112,562           83        67,378           60
Selling, general and
 administrative                     30,696           22        27,602           25
Depreciation and amortization       15,989           12        19,626           17
Other, net                              71            -            (6)           -
                               ------------- ------------ ------------- ------------
   Operating loss                  (22,921)         (17)       (2,429)          (2)

Other Data:
EBITDA (1)                          (6,861)          (5)       17,191           15
Net cash used by operating
 activities                        (61,644)                   (31,336)
Net cash used by investing
 activities                         (5,011)                   (17,097)
Net cash used by financing
 activities                         (1,803)                      (700)
Capital expenditures (2)             7,898                      7,609
------------------------------------------------------------------------------------

                                      Statistical Data (unaudited) (3)

                         March 31,    June 30,    Sept. 30,  December 31,  March 31,
                            2001        2001         2001        2001         2002
                         ----------  ----------  ----------- ------------ -----------
Full time employees          1,476       1,422        1,389        1,368       1,342
Telecom services:
Access lines in service,
 in thousands(4)               778         719          789          742         807
Buildings connected:
  On-net                       925         881          902          901         911
  Hybrid (5)                 8,151       7,264        6,315        5,727       5,189
                         ----------  ----------  ----------- ------------ -----------
Total buildings connected    9,076       8,145        7,217        6,628       6,100
Operational switches:
  Circuit                       44          44           43           43          47
  ATM                           26          27           26           27          25
                         ----------  ----------  ----------- ------------ -----------
Total operational
 switches                       70          71           69           70          72

Operational regional
 fiber route miles(6):       5,577       5,577        5,542        5,542       5,542
Operational regional
  fiber strand miles(7):   166,498     166,498      165,847      165,847     165,847
Collocations with ILECs        160         160          148          161         160

(1) EBITDA consists of net income (loss) from continuing operations before interest, income taxes, reorganization expenses, depreciation and amortization, other expenses, net. EBITDA is presented to enhance an understanding of the Company's operating results and is not intended to represent cash flows or results of operations in accordance with GAAP for the periods indicated. EBITDA is not a measurement under GAAP and is not necessarily comparable with similarly titled measures of other companies. Net cash flows from operating, investing and financing activities of continuing operations as determined using GAAP are also presented in Other Data. The following table is a reconciliation of the net loss reported by the Company to EBITDA:

                                                            Three Months Ended
                                                                 March 31,
                                                         -------------------------
                                                             2001         2002
                                                         ------------ ------------
                                                               (in thousands)

        Net loss                                         $   (53,357)     (31,284)
        Depreciation and amortization                         15,989       19,626
        Interest expense                                      12,718        5,704
        Reorganization expenses                               17,686       23,291
        Other expense (income), net                              103         (146)
                                                         ------------ ------------
        EBITDA                                           $    (6,861) $    17,191
                                                         ============ ============

(2) Capital expenditures include assets acquired with cash, payables, under capital leases, and pursuant to IRU agreements.

(3) Amounts presented are for three-month periods ended, or as of the end of the period presented.

(4)  Access lines in service include only provisioned lines generating revenue.

(5) Hybrid buildings connected represent buildings connected to the Company's network via another carrier's facilities.

(6) Regional fiber route miles refers to the number of miles of fiber optic cable, including leased fiber. None of the regional fiber route miles at March 31, 2002 were leased under operating leases.

(7) Regional fiber strand miles refers to the number of regional fiber route miles, including leased fiber, along a telecommunications path multiplied by the number of fiber strands along that path. As of March 31, 2002, the Company had 165,847 regional fiber strand miles, 45,445 of which were leased under operating leases.

THREE MONTHS ENDED MARCH 31, 2002 COMPARED TO THREE MONTHS ENDED MARCH 31, 2001

     In general, year-over-year activity was impacted by the Company's efforts to streamline operations and conserve cash subsequent to filing for bankruptcy. The Company put in place initiatives to focus on its most profitable products, reduce operating costs and align its selling, general and administrative expenses with its business plan. As a result, operating costs, including line costs, were reduced 40% from the first quarter of 2001 to the first quarter of 2002, primarily due to a reduction in excess capacity and services in unprofitable markets. During this time operating costs as a percent of revenue decreased from 83% in the first quarter of 2001 to 60% in the first quarter of 2002.

     In connection with its efforts to streamline operations, the Company has substantially reduced its workforce. The workforce of 3,160 full-time employees at September 30, 2000 (immediately prior to the bankruptcy filing) was reduced to 2,054 by December 31, 2000. In the first quarter of 2001, the Company further reduced the number of full-time employees 28% to 1,476 at March 31, 2001. By December 31, 2001 the number of full-time employees was reduced to 1,368, and has remained stable since then. However, on May 2, 2002, the Company announced that another reduction in force in the range of 10% to 15% would take place in the second quarter of 2002.


Revenue

                                      Three Months Ended March 31,
                                 ---------------------------------------
                                       2001                 2002
                                 ------------------  -------------------
                                    $         %         $          %
                                 --------  --------  ---------   -------
                                        ($ values in thousands)
Dial-Up                           46,593       34      44,222        39
Point-to-Point Broadband          39,536       29      29,961        27
Corporate Services                33,220       24      20,241        18
Reciprocal Compensation           17,048       13      17,747        16
                                 --------  --------  ---------   -------
  Total Revenue                  136,397      100     112,171       100
                                 ========  ========  =========   =======

     Total revenue decreased $24 million, or 18%, between the three months ended March 31, 2001 and 2002, respectively. The decrease was due primarily to a $10 million, or 24%, decrease in Point-to-Point Broadband revenue and a $13 million, or 39%, decrease in Corporate Services revenue. Reciprocal Compensation revenue in 2002 includes $5 million from a settlement reached with SBC Communications, Inc. ("SBC")

     The   general   economic   downturn   and  the  severe   downturn   in  the
telecommunications industry have resulted in an oversupply of network infrastructure. In addition, the slowing economy has resulted in the Company's customers going out of business, filing for bankruptcy protection, and looking for opportunities to cut costs. The effects on the Company include higher levels of customer disconnections and increased pricing pressure on new and existing customer contracts. In addition, customers are taking longer to make buying decisions, lengthening the sales cycle.

     Dial-Up revenue is earned by providing PRI ports (one and two way) and managed modem (IRAS) services to ISPs and other communication service companies. Dial-Up revenue decreased 5% from $47 million in 2001 to $44 million in 2002, due primarily to a decrease in the average monthly revenue per customer port in service. Dial-Up revenue's contribution to total revenue rose from 34% in the first quarter of 2001 to 39% in the first quarter of 2002.

     Point-to-Point Broadband revenue is generated from service provided to interexchange carriers ("IXC"s) and end-user business customers. This service provides dedicated bandwidth and offers DS1 to OC-192 capacity to connect: (i) long-haul carriers to local markets, large companies and other long-haul carrier facilities; and (ii) large companies to their long distance carrier facilities and other facilities. The decrease in Point-to-Point Broadband revenue was comprised of decreases in special access, switched access and SS7 revenues of 20%, 48% and 39%, respectively, which occurred primarily due to customer churn. Point-to-Point Broadband revenue's contribution to total revenue declined from 29% in the first quarter of 2001 to 27% in the first quarter of 2002.

     Corporate Services revenue includes local enhanced telephony (voice) and data (internet access) services to businesses over its fiber optic networks located in major metropolitan areas. The billed line count decreased 44% from the first quarter of 2001 to the first quarter of 2002, while the average monthly revenue per line increased 10%. The decrease in the billed line count is primarily the result of customer churn in the telephony services, as well as

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

planned transition of customers in certain service areas. Corporate Services revenue's contribution to total revenue declined from 24% in the first quarter of 2001 to 18% in the first quarter of 2002. In addition, the Company entered into an agreement to transfer its long distance revenue stream in the fourth quarter of 2001. These customers generated $2.5 million of revenue in the three months ended March 31, 2001. The lost revenue's impact on EBITDA was not significant.

     Reciprocal Compensation revenue is primarily earned pursuant to interconnection agreements with incumbent local exchange carriers ("ILEC"s) for the transport and termination of calls originated by ILEC customers, including Internet bound calls. Reciprocal Compensation revenue remained consistent between the three months ended March 31, 2001 and 2002, generating $17 million and $18 million, respectively. Reciprocal Compensation's contribution to total revenue increased from 13% in 2001 to 16% in 2002. Reciprocal Compensation revenue in 2002 includes $5 million from a settlement reached with SBC. If the revenue from the settlement were to be excluded, Reciprocal Compensation revenue would have decreased 25% to $13 million, or 12% of total revenue. Excluding the effect of the settlement on revenue, average revenue earned per minutes of use ("MOU"s) decreased 15% and MOUs decreased 12%. The Company anticipates that Reciprocal Compensation revenue will decline in the future based on future negotiated rates and expiration of agreements beginning in the first quarter of 2003.

     The Company has substantial business relationships with a few large customers. For the three months ended March 31, 2001, and 2002, the top ten customers accounted for 44% and 55%, respectively, of total revenue. The
Company's largest customer accounted for 10% and 26% of total revenue in the three months ended March 31, 2001, and 2002, respectively. In 2002 the companies that individually represented more than 5% of total revenue were Qwest Communications, Inc. and UUNet (a division of WorldCom, Inc.).

Operating costs

     Operating costs consist primarily of payments to ILECs, other competitive local exchange carriers ("CLEC"s), and long distance carriers for the use of network facilities to support local, special, switched access services, and long distance services as well as internal network operating costs, right of way fees and other operating costs. Internal network operating costs include the cost of engineering and operations personnel dedicated to the operations and maintenance of the network. Total operating costs decreased from $113 million for the three months ended March 31, 2001 to $67 million for the same period in 2002, a 40% decrease. As a percentage of revenue, operating costs also decreased from 83% in the first quarter of 2001 to 60% in the first quarter of 2002. Through the bankruptcy proceedings, the Company has significantly reduced excess capacity and services in unprofitable markets, thereby reducing operating costs.

Selling, general and administrative expenses

     Total selling, general and administrative ("SG&A") expenses decreased from $31 million for the three months ended March 31, 2001 to $28 million for the same period in 2001, a 10% decrease. As a percentage of revenue, SG&A expenses increased slightly from 22% for 2001 to 25% for 2002. The average number of full-time employees during the period decreased 19% from 1,688 in 2001 to 1,368 in 2002. The decrease in SG&A costs was due primarily to reduced costs associated with the lower headcount, as well as lower facilities costs as the Company consolidates its locations during the restructuring process. On May 2, 2002, the Company announced that another reduction in force in the range of 10% to 15% would take place in the second quarter of 2002. The resulting reduction in SG&A costs is expected to take place in the second quarter of 2002.

Depreciation and amortization

     Depreciation and amortization increased from $16 million for the three months ended March 31, 2001 to $20 million for the same period in 2002, primarily due to increased levels of property and equipment that had been placed in service and was being depreciated. Total property and equipment subject to depreciation was $487 million and $527 million at December 31, 2001 and March 31, 2002, respectively, compared to $338 million and $349 million at December 31, 2000 and March 31, 2001, respectively.

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

Interest expense

     Interest expense decreased from $13 million for the three months ended March 31, 2001 to $6 million for the same period in 2002, primarily due to interest expense eliminated since March 31, 2001 as a result of the Company's rejection of certain capital leases in connection with the bankruptcy process. In addition, interest expense in the three months ended March 31, 2001 included $2 million of deferred financing cost amortization relating to the
Debtor-In-Possession Revolving Credit Agreement (the "Credit Agreement"). The Company terminated the Credit Agreement on November 7, 2001 and wrote off the remaining unamortized deferred financing costs to interest expense at that time.

Reorganization expenses

     Reorganization expenses increased $5 million from $18 million for the three months ended March 31, 2001 to $23 million for the same period in 2002.
Reorganization expenses consist of costs associated with the bankruptcy proceedings that are not directly attributable to the ongoing operations of the Company. As part of its restructuring activities, including reconciliation of pre-petition claims, during the three months ended March 31, 2002 the Company recognized $21 million of contract termination expenses, which have been accrued as unsecured liabilities subject to compromise. The Company also renegotiated certain capital leases to reduce the amount of equipment under lease, resulting in a net gain of $3 million in the first quarter of 2002. In addition, severance and employee retention costs decreased $10 million from the first quarter of 2001 to the same period in 2002. In the first quarter of 2001, the Company reduced the number of its full-time employees from 2,054 at December 31, 2000 to 1,476 at March 31, 2001, which gave rise to these costs. However, no significant workforce reduction occurred in the same period in 2002. On May 2, 2002, the Company announced that another reduction in force in the range of 10% to 15% would take place in the second quarter of 2002.

ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The Company's financial position and cash flows are subject to a variety of risks in the normal course of business, which include market risks associated with movements in interest rates and equity prices. The Company routinely assesses these risks and has established policies and business practices to protect against the adverse effects of these and other potential exposures. The Company does not, in the normal course of business, use derivative financial instruments for trading or speculative purposes.

                                     PART II

ITEM 1.   LEGAL PROCEEDINGS

          On November 14, 2000, the Company and most of its subsidiaries filed voluntary petitions for protection under Chapter 11 of the United States Bankruptcy Code in the Federal District of Delaware (Joint Case Number 00-4238 (PJW)). The Company is currently operating as a debtor-in-possession under the supervision of the Bankruptcy Court. The bankruptcy petition was filed in order to preserve cash and give the Company the opportunity to restructure its debt.

          During the third and fourth quarters of 2000, the Company was served with fourteen lawsuits filed by various shareholders in the United States District Court for the District of Colorado (the "District Court"). The complaints sought class action certification for similarly situated shareholders. All of the initial suits named as defendants the Company, the Company's former Chief Executive Officer,
          J.  Shelby  Bryan,  and the  Company's  former  President,  John Kane.
          Additionally, one of the complaints named the Company's former President, William S. Beans, Jr., as a defendant. (Both Messrs. Bryan and Beans remain on the Company's Board of Directors.) The claims against the Company were stayed pursuant to the Company's filing for bankruptcy.

          In October 2001, the District Court consolidated the various actions and appointed lead plaintiffs' counsel. In February 2002, lead plaintiffs' counsel for the various shareholders filed a consolidated amended complaint. In addition to naming Messrs. Bryan and Beans as defendants, the amended complaint names as a defendant the Company's former chief financial officer, Harry R. Herbst. The consolidated amended complaint does not name the Company's former president, John Kane. In addition, the amended complaint does not name the Company as a defendant. The consolidated complaint, however, indicates that, but for the fact that claims against ICG have been stayed pursuant to the Bankruptcy Code, the Company would be named as a defendant. The consolidated amended complaint alleges violations of Sections 10(b) and 20(a) of the Securities and Exchange Act of 1934 and seeks class action certification under Rule 23 of the Federal Rules of Civil Procedure. The complaint seeks unspecified compensatory damages.

          The claims against the individual defendants are proceeding and these defendants have retained separate legal counsel to prepare a defense. Under Section 510(b) of the Bankruptcy Code, all pre-petition securities claims against ICG are mandatorily subordinated and will be discharged upon the confirmation of the Plan. Holders of pre-petition equity securities claims will not receive any recovery from the Company under the proposed Plan.

          In January 2002, SBC Communications, Inc., on behalf of various subsidiaries (collectively "SBC") filed a motion in the Company's Bankruptcy case seeking permission to terminate the services it provides the Company pursuant to its interconnection agreements. SBC contended that the Company owed SBC in excess of $24 million related to past billing, and, as a result, was entitled to terminate services and pursue an administrative claim for the alleged past due receivable. SBC also filed a motion objecting to the Company's Disclosure Statement on the grounds that it did not adequately provide sufficient information with respect to the Company's ability to pay its alleged obligations to SBC. The Company filed a response to SBC's motions stating that it did not owe a significant portion of the alleged past due amount. Additionally, the Company's response contended that SBC owed the Company considerably more than the Company owed SBC. The Company retained legal counsel to defend itself against SBC's claims and pursue its counterclaims.

          On March 29, 2002 the Company and SBC entered into a settlement agreement regarding wholesale services provided by SBC and the Company to each other pursuant to the interconnection agreements. On April 30, the Bankruptcy Court issued an order approving the terms of the settlement. On May 10, 2002, the order became final and non-appealable. Only amounts allegedly owed for the retail services, which are not governed by the interconnection agreements, have yet to be resolved. The Company believes that the ultimate resolution of the remaining items relating to retail services will be immaterial to the Company's operating results.

          In January 2001, certain shareholders of ICG Funding, LLC ("ICG Funding") a wholly-owned subsidiary of the Company, filed an adversary proceeding in the United States Bankruptcy Court for the District of Delaware (Case number 00-04238 PJW Jointly Administered, Adversary Proceeding No. 01-000 PJW) against the Company and ICG Funding. The shareholders in this adversary action sought to recover approximately $2.3 million from an escrow account established to fund certain dividend payments to holders of the ICG Funding Exchangeable Preferred Securities. Because ICG Funding filed for bankruptcy protection, ICG Funding did not declare the last dividend that was to have been paid with the remaining proceeds of the escrow account. In April 2001, the Company and ICG Funding finalized a settlement agreement with the shareholders that has been approved by the Bankruptcy Court. Under the terms of the settlement, the shareholders received approximately two-thirds of the funds in the escrow account and the Company received the remaining one-third of the escrowed funds, subject to certain contingencies and holdbacks related to shareholders that did not participate in the settlement.

          The Company is a party to certain other litigation that has arisen in the ordinary course of business. In the opinion of management, the ultimate resolution of these matters will not have a material adverse effect on the Company's financial condition, results of operations or cash flows. The Company is not involved in any administrative or judicial proceedings relative to an environmental matter.

ITEM 2.   CHANGES IN SECURITIES

          None.

ITEM 3.   DEFAULTS UPON SENIOR SECURITIES

          Due to the bankruptcy proceedings discussed in note 1 to the Company's unaudited consolidated financial statements for the three months ended March 31, 2002, the Company is currently in default under the 13 1/2 % Notes, 12 1/2% Notes, 11 5/8% Notes, 10% Notes, 9 7/8% Notes and the Senior Facility. In addition, the Company is in default under the 14 1/4% Preferred Stock, 14% Preferred Stock, 6 3/4% Preferred Securities and 8% Series A Convertible Preferred Stock.

ITEM 4.   SUBMISSION OF MATTERS TO A VOTE OF SECURITIES HOLDERS

          None.

ITEM 5.   OTHER INFORMATION

          None.

ITEM 6.   EXHIBITS AND REPORT ON FORM 8-K

          (A)  Exhibits.

               None.

          (B)  Report on Form 8-K.

               The following reports on Form 8-K were filed by the registrants during the three months ended March 31, 2002:

               None.


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

                                   SIGNATURES


Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on May 15, 2002.




                                          ICG COMMUNICATIONS, INC.




Date:  May 15, 2002                    By: /s/Richard E. Fish, Jr.
                                          --------------------------------------
                                           Richard E. Fish, Jr., Executive Vice
                                           President and Chief Financial Officer
                                           (Principal Financial Officer)




Date: May 15, 2002                     By: /s/John V. Colgan
                                           -------------------------------------
                                           John V. Colgan, Senior Vice President
                                           and Controller (Principal Accounting
                                           Officer)









                                       32